09040262

TES
NGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 02 2009

Washington, DC 106

SEC FILE NUMBER
8-11117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foothill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Dana St.
(No. and Street)

Mountain View	CA	94041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Flynn (650) 625-9701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name – *if individual, state last, first, middle name*)

10960 Wilshire Blvd, Suite 1100	Los Angeles,	CA	90024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FOOTHILL SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2008

FOOTHILL SECURITIES, INC.
TABLE OF CONTENTS
December 31, 2008

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the accompanying statement of financial condition of Foothill Securities, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholders equity, and cash flows for the year then ended, that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 25, 2009

FOOTHILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Current assets	
Cash and cash equivalents	$ 790,181
Commissions receivable	237,318
Other receivable	16,747
Taxes receivable	14,220
Other assets	100,463
Total current assets	1,158,929
Property and equipment, net of accumulated depreciation of $109,681	133,824
Total assets	**$ 1,292,753**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 211,318
Accrued expenses	147,330
Capital lease obligation	3,317
Total liabilities	361,965
Commitments and Contingencies	
Stockholders' Equity	
Common stock, $.0001 par value; 10,000,000 shares authorized; 3,978,074 shares issued and outstanding	5,170
Paid-in capital	376,014
Retained earnings	549,604
Total stockholders' equity	930,788
Total liabilities and stockholders' equity	**$ 1,292,753**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

Revenue	
Commissions and fees	$ 22,816,392
Other income	3,214,155
Interest income	11,372
Total revenue	26,041,919
Expenses	
Officers' salaries	673,731
Salaries, wages, and commissions	23,975,392
Regulatory fees and expenses	166,063
Business travel	41,640
Board member expenses	72,297
Consulting fees	288,521
Insurance	216,016
Conference expenses	223,275
Rent	90,214
Database aggregation expenses	110,837
Other expenses	257,214
Total expenses	26,115,200
Loss from operations	(73,281)
Benefit from income taxes	10,722
Net loss	**$ (62,559)**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances, beginning of year	$ 5,168	$ 313,325	$ 612,163	$ 930,656
Additions	5	68,417	-	68,422
Redemptions	(3)	(5,728)	-	(5,731)
Net loss	-	-	(62,559)	(62,559)
Balances, end of year	**$ 5,170**	**$ 376,014**	**$ 549,604**	**$ 930,788**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (62,559)
Adjustments to reconcile change in net assets to net cash provided by operating activities	
Depreciation and amortization	28,126
Gain on disposal of property and equipment	(2,066)
Common stock issued	7,261
Changes in operating assets and liabilities	
Commissions receivable	32,782
Other receivable	(16,747)
Other assets	(26,253)
Commissions payable	(86,377)
Accrued expenses	23,159
Net cash used in operating activities	(102,674)
Cash flows from investing activities	
Purchases of property and equipment	(81,577)
Proceeds from disposal of property and equipment	2,900
Net cash used in investing activities	(78,677)
Cash flows from financing activities	
Paid-in capital contributed by Representatives	61,161
Common stock repurchased	(5,731)
Payments on capitalized lease obligations	(2,293)
Net cash provided by financing activities	53,137
Net decrease in cash	(128,214)
Cash and cash equivalents at beginning of year	918,395
Cash and cash equivalents at end of year	**$ 790,181**
Supplemental disclosures of cash flow information	
Income taxes	**$ 6,445**
Interest	**$ 1,854**
Non-cash transactions	
Compensatory common stock issued	**$ 7,261**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Foothill Securities, Inc. (the Company) is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA), and licensed by the Securities and Exchange Commission (SEC) and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from fifty-nine Offices of Supervisory Jurisdiction (OSJ) located in that state, two OSJ offices in Hawaii and one in Arizona.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, the reported amounts of revenues, and other support and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of receivables and payables approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable and Payable
Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable products, and direct participation programs. When orders are placed, the Company records an estimated commissions receivable and an estimate of the related commissions payable to the registered representatives.

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided.

Payments of commissions receivable are allocated to specific investor orders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment
Company properties are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	8 years

Revenue Recognition
The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Income Taxes
The provision for income taxes includes federal income and California franchise taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Concentrations of Credit Risk
The Company maintains its cash balances in one bank. The bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, the bank cash balances are in excess of the insured limit. The Company does not believe that its credit risk is significant.

Stock Based Compensation
The Company issues stock based compensation to its President at 44,000 shares per year for 5 years commencing in December 31, 2007. The shares are valued based on the last trade made between Representatives during the year. In 2008, 44,000 shares of stock were issued to the President for 2007, which was expensed. In 2009, 44,000 shares of stock were issued to the President for 2008, which was accrued and expensed in 2008. Stock based compensation expense for the year ended December 31, 2008 was $16,500.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs
Advertising costs are charged to operations when incurred. For the year ended December 31, 2008, advertising expense was $3,183.

Recent Accounting Pronouncements
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. An analysis of the impact of FIN 48 is not yet complete; however, upon adoption, the Company expects to record an adjustment to reduce opening retained earnings by an amount which is not material to its financial statements.

NOTE 3 – CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit that can cover such errors to the extent of $100,000 with Pershing, LLC. When a registered representative creates such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the National Securities Clearing Corporation as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the required ratio of aggregate indebtedness to net capital. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2008, the Company has net capital of $524,054, which was $474,054 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.69 to 1.00.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment	$ 128,298
Office equipment	32,179
Software	13,884
Leasehold improvements	69,144
Less accumulated depreciation and amortization	(109,681)
Total property and equipment	**$ 133,824**

For the year ended December 31, 2008, depreciation and amortization expense was $28,126.

NOTE 6 – OTHER ASSETS

Other assets consist of the following:

Prepaid insurance	$ 48,550
Prepaid registration fees	37,463
Other prepaid expenses	14,450
Total other assets	**$ 100,463**

NOTE 7 – OTHER LIABILITIES

Other liabilities consist of the following:

Accounts payable	$ 19,377
Accrued payroll	19,374
Other accrued expenses	108,079
Deferred revenue	500
Total other liabilities	**$ 147,330**

NOTE 8 – CAPITALIZED LEASE OBLIGATION

The Company has a capital lease for office equipment costing $10,203 that has been capitalized as an asset and is being amortized over six years. The monthly payment for the lease is $1,039, and bears interest at 37.5%. Accumulated amortization as of December 31, 2008 is $7,926 and current year amortization of $911 has been included in depreciation and amortization expense.

Future minimum lease payments are as follows:

2009	$ 4,157
Less amount representing interest	(840)
Present value of future payments	**$ 3,317**

NOTE 9 – BENEFIT FROM INCOME TAXES

The benefit from income taxes consists of the following:

	Federal	California	Total
Currently payable	$ -	$ (800)	$ (800)
Adjustment related to prior year's provision	-	1,266	1,266
Refund due from carryback of net operating loss	10,256	-	10,256
Total benefit from income taxes	**$ 10,256**	**$ 466**	**$ 10,722**

NOTE 10 – COMMON STOCK

Shares Authorized, Issued and Outstanding
At December 31, 2008, 10,000,000 shares of common stock were authorized, and 3,978,074 shares were issued and outstanding.

Paid-In Capital Contributed
During the year, as a result of Representatives' assessments, paid-in capital of $61,161 was contributed to the Company.

Common Stock Repurchase
During the year, the Company repurchased 26,718 shares of common stock from terminated Representatives at a total cost of $5,731.

NOTE 11 – 401(K) AND PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2008, the Company contributed a total of $43,296 under these arrangements.

NOTE 12 – COMMITMENTS AND RELATED PARTY CONTINGENCIES

Facility Lease

The Company entered into a lease agreement for their new corporate office, with a related party limited liability company (LLC), which includes certain members that are also stockholders of the Company. Under the terms of the lease, the Company, beginning in January 2008, pays a monthly rent of $6,938, plus their share of utilities and taxes. The lease expires on January 13, 2013. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2009	$ 83,250
2010	83,250
2011	83,250
2012	83,250
Total	**$ 333,000**

Rent expense, plus utilities and taxes, was $87,406 for the year ended December 31, 2008.

Postage Meter Lease

The Company entered into a lease agreement for their postage meter, commencing on April 3, 2009. Under the terms of the lease, the Company pays a monthly rent of $301. The last payment date is December 3, 2012. The lease expires on January 3, 2013. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2009	$ 2,709
2010	3,612
2011	3,612
2012	3,612
Total	**$ 13,545**

NOTE 12 – COMMITMENTS AND RELATED PARTY CONTINGENCIES (Continued)

Legal Matters
In the normal course of operations, the Company is in certain negotiations and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such litigation and examinations would not have a material effect on the Company's financial position.

NOTE 13 – SUBSEQUENT EVENTS

Postage Meter Lease
The Company entered into an operating lease agreement subsequent to year-end. Refer to Note 11 for commitment amounts.

Regulation D Offering
The Company is offering shares of common stock to its registered Representatives and employees who are accredited investors as defined in Rule 501(a) of Regulation D adopted under the Securities Act of 1933, and to an additional 35 of its registered Representatives who have the experience and knowledge necessary to understand the merits and risks of the investment.

The Company began withholding one percentage point of all Representatives commissions payable effective the week ending December 19, 2008. Representatives will automatically receive shares of common stock in the Company in the amount of this reduction in their compensation, as a result of this revision of the commission schedule, provided they are registered with the Company when the shares are issued. Representatives can elect to purchase shares in an amount equal to a total of 3% gross revenue created by his or her services for the year. The election is available until March 31st of the succeeding year. The price per share will be 10% of annual gross revenues divided by the number of outstanding shares at the end of the calendar year, with the calculation performed after completion of the audited financial statements.

If for any reason a Representative is no longer registered with the Company when the stock is to be issued, the amount of commissions and fees withheld will be repaid.

Accredited employees of the Company may purchase shares under the same terms and conditions as the Representatives, and up to 3% of their base compensation.

Qualified Representatives who return completed subscription agreements by March 31, 2009 may, in addition, elect to purchase shares in an amount not to exceed 3% of the gross revenue created by his or her services for all of 2008. Representatives may elect to have this amount withheld from their commissions and fees earned in 2009, and will be used to purchase stock at the same formula price as determined at the end of 2008.

All shares will be issued after the end of each year when audited financial statements are available and generally no later than March 31st. The shares will be issued once full payment has been received.

FOOTHILL SECURITIES, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE (FOCUS) REPORT

December 31, 2008

Schedule I

Please see the attached FOCUS report on the following pages 15 to 27.

Singer LLP www.SingerLewak.com

Los Angeles
Orange County
Woodland Hills
Monterey Park
Inland Empire
San Diego
Silicon Valley

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY *RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION*

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the accompanying financial statements of Foothill Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, and have issued our report thereon dated February 25, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 25, 2009

10960 Wilshire Blvd, Suite 1100 Los Angeles, CA 90024 T: 310.477.3924 F: 310.478.6070
877.754.4557

IGAF

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17**

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: FOOTHILL SECURITIES, INC. [0013]

SEC File Number: 8- 11117 [0014]

Address of Principal Place of Business: 150 E. DANA STREET [0020]

MOUNTAIN VIEW [0021] CA [0022] 94041 [0023]

Firm ID: 1027 [0015]

For Period Beginning 01/01/2008 [0024] And Ending 12/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHRISTINE FLYNN, COO/CFO [0030] Phone: (650)625-9701 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	790,181 [0200]		790,181 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	99,838 [0300]	137,480 [0550]	237,318 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			

B. **Other securities** [0160]				
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]				
B. **Other securities** [0180]				
8.	Memberships in exchanges:			
A. **Owned, at market** [0190]				
B. **Owned, at cost**			[0650]	
C. **Contributed for use of the company, at market value**			[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	133,824 [0680]	133,824 [0920]
11.	Other assets	[0535]	131,430 [0735]	131,430 [0930]
12.	**TOTAL ASSETS**	890,019 [0540]	402,734 [0740]	1,292,753 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	211,318 [1155]	[1355]	211,318 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	150,647 [1205]	[1385]	150,647 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			

	2. Includes equity subordination (15c3-1(d)) of [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	361,965 [1230]	0 [1450]	361,965 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.		
	A. Preferred stock	[1791]
	B. Common stock	5,170 [1792]
	C. Additional paid-in capital	376,014 [1793]
	D. Retained earnings	549,604 [1794]
	Corporations: E. Total	930,788 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	930,788 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,292,753 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2008 [3932]	Period Ending 12/31/2008 [3933]	Number of months 12 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	363,210 [3935]
	b. Commissions on listed option transactions	75,751 [3938]
	c. All other securities commissions	[3939]
	d. Total securities commissions	438,961 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	14,696,751 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	7,680,680 [3975]
8.	Other revenue	3,225,527 [3995]
9.	Total revenue	26,041,919 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	673,731 [4120]
11.	Other employee compensation and benefits	23,975,392 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
	a. Includes interest on accounts subject to	

	subordination agreements	[4070]	
14.	Regulatory fees and expenses		166,063 [4195]
15.	Other expenses		1,300,014 [4100]
16.	Total expenses		26,115,200 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-73,281 [4210]
18.	Provision for Federal Income taxes (for parent only)		-10,722 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-62,559 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-66,977 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- ___ [4335C]	___ [4335C2]	___ [4335D]
8- ___ [4335E]	___ [4335E2]	___ [4335F]
8- ___ [4335G]	___ [4335G2]	___ [4335H]
8- ___ [4335I]	___ [4335I2]	___ [4335J]

D. (k)(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		930,788 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		930,788 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		930,788 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	402,734 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	4,000 [3610]	-406,734 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		524,054 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities**		

commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			524,054 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	24,131 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	474,054 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	487,857 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	361,965 [3790]

17. Add:

A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts(List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			361,965 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 69 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		930,656 [4240]
A.	**Net income (loss)**		-62,559 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	68,422 [4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	-5,731 [4270]
2.	Balance, end of period (From item 1800)		930,788 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

FOOTHILL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
and
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2008

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing, LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a FINRA member.

See independent auditors' report on supplementary information.

FOOTHILL SECURITIES, INC.

RECONCILIATIONS PURSUANT TO RULE 17a-5

December 31, 2008

Schedule III

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on pages 23 and 24.

Oath or Affirmation

I, Stephen H. Chipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foothill Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company not any partner, proprietor, principal officer of director has any proprietary interest in my account classified solely as that of the customer'

Stephen H. Chipman
President and CEO

See attached Jurat
Notary Public

This report· contains (check all applicable boxes)

- [X] (a) Facing page
- [X] (b) Statement of financial condition
- [X] (c) Statement of income (loss)
- [X] (d) Statement of cash flows
- [X] (e) Statement of changes in stockholder's' equity or partners' or sole proprietor's capital
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors
- [X] (g) Computation of net capital for' brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- [X] (i) Information relating to the possession or control requirements for broker's and dealers under Rule 15c3-3
- [X] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under' exhibit A of Rule 15c3-3
- [X] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- [X] (l) An oath or affirmation
- [ ] (m) A copy of the SIPC supplemental report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent auditor's report on internal accounting control

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2009, by
Date Month Year

(1) Stephen H. Chipman,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature John L. Cowan
Signature of Notary Public

JOHN L. COWAN
Commission # 1699269
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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Singer LLP

www.SingerLewak.com

Los Angeles
Orange County
Woodland Hills
Monterey Park
Inland Empire
San Diego
Silicon Valley

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In planning and performing our audit of the financial statements and supplemental schedules of Foothill Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10960 Wilshire Blvd, Suite 1100 Los Angeles, CA 90024 T: 310.477.3924 F: 310.478.6070

877.754.4557

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 25, 2009